[redacted]

14042322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
DEC 31 2014
Wasnington DC
404

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 3716 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/13 (MM/DD/YY) AND ENDING 10/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scotia Capital (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Vesey Street
(No. and Street)

| New York | NY | 10281 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Taragin — 212-225-5158
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jay Taragin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Capital (USA) Inc., as of October 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA RAMIREZ
Notary Public - State of New York
No. 01RA6152566
Qualified in New York County
My Commission Expires December 28, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Computation for the determination of the PAB Account Reserve Requirements under Rule 15c3-3.

KPMG LLP
345 Park Avenue
New York, NY 10154

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Scotia Capital (USA) Inc.

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc. (a wholly owned subsidiary of Scotia Capital Inc.), as of October 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scotia Capital (USA) Inc. as of October 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

December 29, 2014

**SCOTIA CAPITAL (USA) INC.**

(A Wholly Owned Subsidiary of Scotia Capital Inc.)

Statement of Financial Condition

October 31, 2014

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 8,572,694 |
| Cash on deposit with clearing organizations | | 53,577,930 |
| Securities segregated under federal and other regulations | | 52,979,633 |
| Receivable from brokers, dealers, and clearing organizations | | 57,974,801 |
| Deposits paid for securities borrowed | | 10,072,717,336 |
| Securities received as collateral, at fair value | | 551,482,068 |
| Securities purchased under agreements to resell | | 1,095,809,936 |
| Receivable from customers | | 34,976,450 |
| Securities owned, at fair value | | 1,344,804,070 |
| Accrued interest receivable | | 11,347,100 |
| Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $706,424 | | 173,665 |
| Goodwill | | 72,304,509 |
| Other assets | | 61,252,399 |
| Total assets | $ | 13,417,972,591 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Payable to brokers, dealers, and clearing organizations | $ | 66,582,036 |
| Deposits received for securities loaned | | 7,642,832,399 |
| Obligation to return securities received as collateral, at fair value | | 551,482,068 |
| Bank loan payable | | 1,041,054,516 |
| Securities sold under agreements to repurchase | | 1,743,296,473 |
| Payable to customers | | 47,737,854 |
| Securities sold, not yet purchased, at fair value | | 1,224,432,321 |
| Accrued interest payable | | 7,740,672 |
| Accounts payable, accrued expenses, and other liabilities | | 100,286,869 |
| | | 12,425,445,208 |
| Commitments and contingencies | | |
| Subordinated borrowings | | 400,000,000 |
| Stockholder's equity: | | |
| Common stock par value, $10 per share. Authorized, issued, and outstanding 3,000 shares | | 30,000 |
| Additional paid-in capital | | 147,469,302 |
| Retained earnings | | 445,028,081 |
| Total stockholder's equity | | 592,527,383 |
| Total liabilities and stockholder's equity | $ | 13,417,972,591 |

See accompanying notes to statement of financial condition.

## (1) Organization

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Capital Inc. (the Parent), a Canadian investment dealer whose ultimate parent is the Bank of Nova Scotia (the Ultimate Parent). The Company is a registered broker and dealer in securities with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the Options Clearing Corp (OCC), the New York Stock Exchange as well as other Exchanges and the National Futures Association (NFA). The Company's primary business activities are corporate debt and equity underwriting, securities borrow and loan, trading in Canadian and U.S. securities on a receive versus payment and delivery versus payment (RVP/DVP) basis and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value of financial instruments, valuation of deferred tax assets, and litigation reserves, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold ninety days or less.

### *(c) Collateralized Financing Transactions*

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities sold under agreements to repurchase and securities purchased under agreements to resell are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the

transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. The liabilities and assets which result from these agreements are recorded in the accompanying statement of financial condition at the contract price plus accrued interest. Where such agreements are entered into to finance or borrow securities that form part of the Company's securities inventory, the market values of the related securities are included in securities owned or securities sold, not yet purchased, respectively.

***(d) Financial Instruments***

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurements and Disclosures*.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

***(e) Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

***(f) Goodwill***

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is reviewed for impairment annually, or whenever events or circumstances suggest that it may be more likely than not that a reduction of fair value of the reporting unit below its carrying amount has occurred. The Company performs its annual test of impairment of goodwill on the last business day of October in order to align the timing with year-end financial reporting.

On November 1, 2012, the Parent contributed all of its interests in Howard Weil to the Company. As a result of the contribution, the Company recorded goodwill in the amount of $72.3 million, which was previously recognized by the Parent as a result of its acquisition of Howard Weil in April of 2012.

The Company identified two reporting units in accordance with ASC 350, the Howard Weil reporting unit and the Scotia Capita (USA) Inc. reporting unit. The entire goodwill balance was assigned to the Howard Weil reporting unit. Goodwill impairment tests involve judgments in determining the estimate of future cash flows, discount rates, long-term growth rates, economic forecasts and other assumptions. The Company performed its goodwill impairment test as of October 31, 2014 and determined that there was no impairment.



(Continued)

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (Topic 350)*. The ASU permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with ASU Subtopic 350-30, *Intangibles-Goodwill and Other-General Intangibles Other than Goodwill*. The more likely than not threshold is defined as having a likelihood of more than 50 percent.

## (3) Related-Party Transactions

Included in the accompanying statement of financial condition are securities purchased under agreements to resell of $1,095,809,936 with the Ultimate Parent and securities sold under agreements to repurchase of $4,528,104 with the Ultimate Parent.

Included in the accompanying statement of financial condition are securities owned of $186,271,611 of the Ultimate Parent's Corporate Debt and $29,933,945 of securities sold under agreements to repurchase of the Ultimate Parent's Corporate Debt. These amounts are also included in the securities owned and securities sold, not yet purchased note below.

Included in the accompanying statement of financial condition are the following related party balances:

| Description | | Parent | Ultimate Parent | Affiliates |
|---|---|---|---|---|
| Receivable from brokers, dealers, and clearing organizations | $ | 15,145,440 | - | - |
| Deposits paid for securities borrowed | | 5,223,652,267 | 681,239,966 | 4,179,850 |
| Other assets | | 4,280,275 | 2,009,792 | 279,481 |
| Total | $ | 5,243,077,982 | 683,249,758 | 4,459,331 |

| Description | | Parent | Ultimate Parent | Affiliates |
|---|---|---|---|---|
| Payable to brokers, dealers, and clearing organizations | $ | 13,019,792 | - | - |
| Deposits received for securities loaned | | 2,893,414,768 | 27,013,031 | 177,205,253 |
| Accounts payable, accrued expenses, and other liabilities | | - | 12,644,288 | 260,593 |
| Total | $ | 2,906,434,560 | 39,657,319 | 177,465,847 |

## (4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2014 consist of the following:

| | | Receivable | Payable |
|---|---|---|---|
| Securities failed to deliver/receive | $ | 36,056,713 | 57,014,063 |
| Receivable from/payable to brokers and dealers | | 21,918,088 | 9,567,973 |
| | $ | 57,974,801 | 66,582,036 |



(Continued)

## (5) Financing Transactions

Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount in excess of the market value of the securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received at fair value, and a liability for the same amount at fair value, representing the obligation to return these securities. The fair value of securities borrowed where cash has been deposited with the lender was $10,027,927,361 and the fair value of securities loaned where cash has been received from the borrower was $7,464,652,117. In securities purchased under agreements to resell transactions, the fair value of collateral purchased is $1,099,165,918 with the agreement to resell at 1,095,809,936 at October 31, 2014. In securities sold under agreements to repurchase transactions, the fair value of collateral sold is $1,891,143,928 with the agreement to repurchase at 1,743,296,473 at October 31, 2014. In security for security transactions, the fair value of securities borrowed was 1,194,843,190 and securities loaned 1,196,075,700 at October 31, 2014. At October 31, 2014 the Ultimate Parent guaranteed a $250,000,000 financing transaction with an external counterparty.

## (6) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities carried at fair value as follows:

| | | Owned | Sold, not yet purchased |
|---|---|---|---|
| U.S. and Canadian government obligations | $ | 29,736,932 | 554,239,371 |
| Canadian provincial obligations | | 132,577,065 | 54,916,733 |
| Corporate debt obligations | | 1,040,070,206 | 478,847,478 |
| Common stock | | 17,735,945 | 43,659,541 |
| Other foreign government obligations | | 124,683,922 | 92,769,198 |
| | $ | 1,344,804,070 | 1,224,432,321 |

## (7) Credit Facility

As of October 31, 2014, the Company had bank loans with the Ultimate Parent amounting to $1,041,054,516. In addition, the Company had unused credit facilities of $469,000,000 with the Ultimate Parent.

## (8) Subordinated Borrowings

On May 28, 2010, the Company entered into a revolving note and cash subordination agreement (the note) with an affiliate of the Ultimate Parent, amounting to $250,000,000, which was increased to $750,000,000 on February 1, 2011. The note is covered by an agreement approved by the FINRA, and is thus available in computing net capital under the SEC's uniform net capital rule. The note is scheduled to mature on May 31, 2017 and $400,000,000 was outstanding at October 31, 2014.

## (9) Employee Benefit Plans

The Company participates in the Ultimate Parent's pension plan (the Plan), which covers substantially all full-time employees. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's assets as they relate to the employees of the Company.

The Company also maintains a 401(k) salary deferral and profit sharing plan (the 401(k) plan) covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employee's contributions up to a maximum of 4.5% of the employee's salary.

## (10) Commitments and Contingencies

The Ultimate Parent provides the Company with office space under an agreement, expiring in 2024, whereby the Company is committed to pay minimum total obligations of $43,576,453.

The Company also leases office space in New Orleans and Houston under operating leases. The Company's future minimum lease commitments under these operating leases as of October 31, 2014 are as follows:

| | |
|---|---|
| 2015 | 4,512,002 |
| 2016 | 4,513,896 |
| 2017 | 4,520,887 |
| 2018 | 4,407,425 |
| 2019 | 4,372,361 |
| Thereafter | 24,654,551 |
| | $ 46,981,122 |

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its underwriting business. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position or results of its operations.

## (11) Regulatory Requirements

The Company, as a U.S. registered broker and dealer in securities, is subject to the greater of the SEC's Uniform Net Capital Rule 15c3-1 (the Rule) and Regulation 1.17 of the Commodity Exchange Act. This requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under the Rule and the related rules of the FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At October 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 4 to 1. The Company's net capital was $581,152,339 which was $423,568,117 in excess of its required net capital of $157,584,222 as of October 31, 2014.

The SEC may by order restrict, for a period of up to 20 business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a 30-calendar-day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of October 31, 2014, the Company had qualified securities in the amount of $52,979,633 segregated in the special reserve bank account, which is recorded in the accompanying statement of financial condition in Securities segregated under federal and other regulations.

In accordance with SEC Rule 15c3-3, the Company computed a reserve for the proprietary accounts of broker dealers (PAB). As of October 31, 2014, the Company had qualified securities in the amount of $1,999,884 on deposit in a reserve bank account, which is recorded in the accompanying statement of financial condition in Securities segregated under federal and other regulations.

## (12) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2014, the deferred tax assets of $13,688,369 were composed of temporary differences due to deferred compensation accruals and depreciation expenses. Although realization is not assured for the above deferred tax assets, management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

At October 31, 2014 the deferred tax liability of $5,433,035 was composed of temporary differences due to the tax effect of non-depreciable goodwill and trademarks from the Parent's contribution of Howard Weil to the Company. The difference between the statutory rate of 35% and the effective rate of 44% is primarily due to state and local taxes, net of federal benefit and the tax effect of nondeductible expenses.

The Company remains open to Federal examinations for the years ended, October 31, 2013, New York State examinations for the year ended, October 31, 2011, October 31, 2012, and October 31, 2013 and New York City examinations for the years ended October 31, 2010, October 31, 2011, October 31, 2012 and October 31, 2013.

The Company does not anticipate any settlements that would result in a material change to the statement of financial condition.

## (13) Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company's securities owned, securities sold, but not yet purchased, are recorded at fair value on a recurring basis.

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe

which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

***Fair Value Hierarchy***

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.



(Continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2014:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| U.S. and Canadian government obligations | $ 29,736,932 | | | 29,736,932 |
| Canadian provincial obligations | | 132,577,065 | | 132,577,065 |
| Corporate debt obligations | | 1,040,070,206 | | 1,040,070,206 |
| Common stock | 17,735,945 | | | 17,735,945 |
| Other foreign government obligations | | 124,683,922 | | 124,683,922 |
| Total securities owned | 47,472,877 | 1,297,331,193 | — | 1,344,804,070 |
| Securities segregated under federal and other regulations | 52,979,633 | | | 52,979,633 |
| Securities received as collateral | 426,851,346 | 124,630,722 | | 551,482,068 |
| Total assets at fair value | $ 527,303,856 | 1,421,961,915 | — | 1,949,265,771 |
| **Liabilities:** | | | | |
| U.S. and Canadian government obligations | $ 554,239,371 | | | 554,239,371 |
| Canadian provincial obligations | | 54,916,733 | | 54,916,733 |
| Corporate debt obligations | | 478,847,478 | | 478,847,478 |
| Common stock | 43,659,541 | | | 43,659,541 |
| Other foreign government obligations | | 92,769,198 | | 92,769,198 |
| Total securities sold, not yet purchased | 597,898,912 | 626,533,409 | — | 1,224,432,321 |
| Obligation to return securities received as collateral | 426,851,346 | 124,630,722 | | 551,482,068 |
| Total liabilities at fair value | $ 1,024,750,258 | 751,164,131 | — | 1,775,914,389 |

The fair value of the Company's securities was determined using a variety of sources as follows:

For common stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 for those that are actively traded.

For U.S. and Canadian government, Canadian provincial, Corporate debt, and other foreign government obligations, the primary source for pricing is derived from dealer and broker quotes and is included in Levels 1 and 2, respectively.

There were no significant transfers in or out of Levels 1, 2 or 3.

## (14) Off-Balance-Sheet Credit Risk

As a securities broker and dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are processed on a delivery versus payment and receipt versus payment basis. The Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans, and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2014, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as securities loaned in the statement of financial condition.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $1,224,432,321 obligation in the accompanying financial statements at the October 31, 2014 fair value of the related securities. In security sales transactions, the Company is subject to risk if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker and dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at or approximate fair value.